SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                to

     Commission File No. 333-64222

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Panera Bread Company Savings Plan

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117
(314) 633-7100

Panera Bread Company Savings Plan
Contents
December 31, 2002 and 2001

Page(s)
Report of Independent Accountants	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
Supplemental Information*
Schedule I: Schedule of Assets (Held at End of Year)	9
Schedule II: Schedule of Nonexempt Transactions	10

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
Panera Bread Company Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Panera Bread Company Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2002 and schedule of reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 20, 2003

Panera Bread Company Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Investments at fair value	$3,773,791	$2,775,816
Receivables
Employee contributions	86	31,647
Employer contributions	57	8,493

	143	40,140

Net assets available for benefits	$3,773,934	$2,815,956

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Additions:
Additions to net assets attributed to:
Contributions:
Participant	$933,646	$811,109
Employer	240,327	122,629
Rollovers	135,134	11,908
Investment income:
Net depreciation in fair value of investments	(24,897)	(175,485)
Interest income	4,566	4,246
Dividends	7,568	8,650
Demutualization compensation	—	55,926

Total additions	1,296,344	838,983
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	189,526	96,303
Excess contributions	130,820	68,918
Administrative expenses	18,020	11,315

Total deductions	338,366	176,536

Net increase	957,978	662,447

Net assets available for benefits:
Beginning of year	2,815,956	2,153,509

End of year	$3,773,934	$2,815,956

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of Plan

The following description of the Panera Bread Company Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all employees of Panera Bread Company (the “Company”, the “Plan Sponsor”) who have worked at least one year in which they have completed 1,000 hours or more of service and are age twenty-one or older. The Plan was established on May 15, 1999 in connection with the Company’s sale of its Au Bon Pain Division. Company employees were previously covered under the Au Bon Pain defined contribution plan. Outstanding balances held by Company employees as of the date of the sale were transferred into the newly formed Plan and invested in various investment choices as directed by each participant. Employees are eligible to participate in the Plan at the beginning of the earliest quarter following the completion of the service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan, limited to a maximum annual contribution of $11,000 in 2002 and $10,500 in 2001 under the provisions of the Internal Revenue Code (IRC). Highly compensated employees may be subject to additional limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten funds, Panera Bread Company stock, and an insurance investment contract as investment options for participants. The employer matching contribution is mandatory at 50 percent of the participant’s contribution on the first 3 percent of pay. For the years ended December 31, 2002 and 2001, the Company made matching contributions of $240,327 and $122,629, respectively. The Plan also has an additional employer discretionary profit sharing provision applicable to employees who meet eligibility requirements for the Plan and are employed by the Plan Sponsor on the last day of the Plan year. The discretionary profit sharing contributions are allocated to participants on a ratio basis, as defined in the Plan documents, and are invested as directed by the participants. Contributions are subject to certain IRC limitations. No such discretionary profit sharing contributions were made during 2002 or 2001. Excess contributions of $130,820 relating to the Plan year 2001 were refunded in March 2002. Excess contributions of $68,918 relating to the Plan year 2000 were refunded in March 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. There is graduated vesting in the Company’s match contribution of the participant’s account based on years of vesting service. Vesting service is defined as one year of service for each consecutive twelve-month period ending on the last day of each plan year. Participants should refer to the Plan document for a more complete description of the vesting requirements.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Forfeitures

Forfeitures of nonvested Company contributions are used to reduce the amount of future Company matching contributions and to pay administrative expenses of the Plan. Forfeitures for the year ended December 31, 2002 and 2001 were $9,378 and $3,694, respectively.

Participant Loans

Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified time period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments allocable to their respective accounts which are to be invested in their choice of funds. For additional information related to these funds, participants should refer to various prospectuses on file with the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting. Prior year numbers have been reclassified to conform with current year presentation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments that are maintained in separate accounts by The Principal Financial Group (Principal) investment managers are valued at quoted market prices provided by Principal. The Plan’s guaranteed interest contract is stated at calculated fair value based on a formula utilizing the contract value adjusted for (a) differences between the interest rate on the account and current interest rates and (b) the maturity date. These contracts bear interest at 4.5 — 6.2 percent (varies depending on the contract) and 6.3 percent at December 31, 2002 and 2001, respectively. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, which approximates market value. The fair value of the Panera Bread Common Stock Fund is determined using year-end published market prices.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Risks and Uncertainties

The Plan provides for various investment options in a combination of bond and stock mutual funds, common stock, and an investment contract. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect the fair value reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2002 and 2001:

	2002	2001

The Principal Financial Group, Guaranteed Interest Contract	$234,742	$233,068
The Principal Financial Group, Money Market Fund	1,112,916	1,136,579
The Principal Financial Group, Bond and Mortgage Fund	434,850	211,846
The Principal Financial Group, Large Capital Stock Index Fund	458,818	551,219
T. Row Price, Capital Appreciation Fund	274,374	—
Panera Bread Class A Stock Fund	718,277	201,202

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

During the years ended December 31, 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the respective period) (depreciated)/appreciated in value by $(24,897) and $(175,485), respectively, as follows:

	2002	2001

Guaranteed Interest Contract	$13,544	$12,591
Money Market Fund	15,860	16,991
Bond and Mortgage Fund	28,206	8,798
Large Capital Stock Index Fund	(120,991)	(74,229)
Large Company Value Fund	—	(35,419)
Vanguard Asset Allocation Fund	—	(39,126)
Putnam Global Growth Fund	—	(144,697)
Principal Financial Group Stock	15,849	16,494
Strong Opportunity Fund	(10,630)	2,462
Capital Appreciation Fund	(5,835)	503
Equity Income Fund	(20,561)	3,480
Advanced Equity Growth Fund	(13,194)	1,497
Advanced Mid Cap Fund	(9,692)	4,695
Putnam International Growth Fund	(10,746)	1,340
Panera Bread Class A Stock Fund	93,293	49,135

	$(24,897)	$(175,485)

Effective October 26, 2001, Principal Financial Group demutualized and paid its policyholders an amount equivalent to their equity ownership in the Company. This payment is found in demutualization compensation on the financial statements.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants should refer to the Plan document for a description of the priorities or distribution of Plan benefits in the event of termination. Generally, any distribution would be made in proportion to the participant’s interest, after deduction of allowable expenses.

5.	Tax Status

The Plan was developed using a prototype plan document provided by The Principal Financial Group. The prototype plan document was reviewed by the Internal Revenue Service (IRS) in a letter dated November 25, 2002 and was determined to be designed in accordance with applicable sections of the IRC. There have been no amendments to the Plan subsequent to the date of the determination letter.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

6.	Transactions with Parties-in-Interest

At December 31, 2002, the Plan held units of participation in various separate accounts and a guaranteed interest contract of The Principal Financial Group, the Plan Custodian. During 2002, participants were also able to purchase shares of Company stock as an investment option. These various investments had a total fair value of $3,097,926 and $2,403,176 at December 31, 2002 and 2001, respectively. During the year ended December 31, 2002 and 2001, transactions with these investments included aggregate purchases of $1,505,194 and $1,791,714, respectively, and aggregate sales of $923,363 and $772,138, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

Fees paid by the Plan for investment management and administrative services were $18,020 for the year ended December 31, 2002.

7.	Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the contributions and net assets available for benefits per the 2002 financial statements to the related Form 5500. There were no reconciling differences in 2001.

Net assets available for benefits per the financial statements	$3,773,934
Less: Contributions receivable — nonexempt transactions	124

Net assets available for benefits per the Form 5500	$3,773,810

Contributions per the financial statements	$1,173,973
Less: Contributions receivable — nonexempt transactions	124

Contributions per the Form 5500	$1,173,849

Panera Bread Company Savings Plan
Supplemental Information
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2002	Schedule I

			Market
	Identity of Party Involved	Description of Asset	Value

*	The Principal Financial Group	Guaranteed Interest Contract	$234,742
*	The Principal Financial Group	Money Market Fund	1,112,916
*	The Principal Financial Group	Bond and Mortgage Fund	434,850
*	The Principal Financial Group	Large Capital Stock Index Fund	458,818
*	The Principal Financial Group	Principal Financial Group Stock Fund	71,163
	Strong	Strong Opportunity Fund	35,762
	T Rowe Price	Capital Appreciation Fund	274,374
	T Rowe Price	Equity Income Fund	136,387
	Fidelity	Advanced Equity Growth Fund	63,979
	Fidelity	Advanced Mid Cap Fund	91,540
	Putnam Funds	Putnam International Growth Fund	73,823
*	Panera Bread Co.	Panera Bread Class A Stock Fund	718,277
*	Participant Loans	Participant Loans (various maturities with interest rates ranging from 6.25% to 11.5%)	67,160

			$3,773,791

*	Represents parties-in-interest.

Panera Bread Company Savings Plan
Supplemental Schedule
Schedule of Nonexempt Transactions
For the Year Ended December 31, 2002	Schedule II

(i)
(a)	(b)		(d)	(e)	(f)	(g)	(h)	Current	(j)
Identity of party	Relationship	(c)	Purchase	Selling	Lease	Expense incurred	Cost of	value of	Net gain
involved	to plan	Description of transaction	price	price	rental	with transaction	asset	asset	or (loss) (1)

Panera Bread Company	Sponsor/Employer	Improper loan from Plan to employer for failure to remit employees’ January 2002 contributions to the Plan timely.	N/A	N/A	N/A	N/A	$113	$124	$11

(1)	The net gain represents the amount of interest the contributions remitted to the Plan would have earned if timely deposited. The interest cost was calculated using the IRS rate of return.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PANERA BREAD COMPANY SAVINGS PLAN

By:	/s/ Mark E. Hood

	Name:	Mark E. Hood
	Title:	Senior Vice President,
Finance and Administration
(Chief Accounting Officer), and
Acting Chief Financial Officer

Date: June 25, 2003

EXHIBIT INDEX

Exhibit No.	Title

23	Consent of PricewaterhouseCoopers LLP
99.1	Certification Under Section 906 of Sarbanes-Oxley Act